SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Report regarding the addition of Woori Absolute Global Opportunity Fund as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On July 22, 2008, Woori Investment & Securities Co., Ltd., a subsidiary of Woori Finance Holdings Co., Ltd., added Woori Absolute Global Opportunity Fund as its subsidiary.

Key details

•	Name of company: Woori Absolute Global Opportunity Fund

•	Financial status:

Total assets (Won)	35,441,000,000	Shareholders’ equity (Won)	35,441,000,000
Total liabilities (Won)	—	Paid-in-capital (Won)	354,410

•	Primary business: Manage investments in instruments related to foreign interest rate, foreign exchange, products, etc.

•	Date of inclusion as a second-tier subsidiary: July 21, 2008

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 37

•	Woori Absolute Global Opportunity Fund is wholly owned by Woori Investment & Securities Co., Ltd. and is established as an offshore financial company in the Cayman Islands.

•	Shareholders’ equity: US$35,000,000 (converted using the Bank of Korea exchange rate in effect on July 21, 2008 (US$1.00 = KRW1,012.60))

•	Paid-in-capital: US$350 (number of shares acquired (35,000) multiplied by US$0.01)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: July 22, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director